EXHIBIT 99.2

CORPBANCA ANNOUNCES SECOND QUARTER 2008 RESULTS

Santiago, Chile, August 5, 2008 - CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the second quarter ended June 30, 2008. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Figures are expressed in Chilean pesos as of June 30, 2008 and percentages are expressed in real terms. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean pesos at our June 30, 2008 exchange rate of Ch$524.41 per U.S. dollar.

CorpBanca Second Quarter 2008 Press Release:

(Please click on the link below)

http://www.capitallink.com/press/corpbanca080508.pdf

CorpBanca’s Conference Call on the Second Quarter 2008 Results

Time:	9:30 am (Santiago, Chile)
9:30 am EDT (US)
2:30 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: Mr. Mario Chamorro, Chief Executive Officer

You should dial in 10 minutes prior to the commencement of the call.

Alternative Back-Up numbers for the conference call: In case of any problem with the above numbers, participants should dial one of the following numbers and quote “CorpBanca”:

U.S.A. participants	1866 223 0615
Outside the US participants	+44 1452 586 513
UK participants	0800 694 1503

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Saturday, August 9th, 2008.

EXHIBIT 99.2

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “SECOND QUARTER 2008 RESULTS WEBCAST”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number U.S.A.:	1866 247 4222	Access Code: 2339939#
Instant Replay Number OTHER:	+44 1452 550 000	Access Code: 2339939#
Instant Replay Number U.K.:	0800 953 1533	Access Code: 2339939#

About CorpBanca

CorpBanca (NYSE: BCA, Santiago: CORPBANCA), is a Chilean financial institution offering a wide variety of corporate and retail financial products and services.

Contacts:

CorpBanca:	Capital Link:

Pablo Mejia Ricci, CGA	Nicolas Bornozis
Head of Investor Relations	President
Santiago, Chile	New York, USA
Tel: (562) 660-2342	Tel: (212) 661-7566
investorrelations@corpbanca.cl	nbornozis@capitallink.com

EXHIBIT 99.2

CORPBANCA ANNOUNCES SECOND QUARTER 2008 RESULTS

Santiago, Chile, August 5, 2008 - CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the second quarter ended June 30, 2008. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Figures are expressed in Chilean pesos as of June 30, 2008 and percentages are expressed in real terms. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean pesos at our June 30, 2008 exchange rate of Ch$524.41 per U.S. dollar.

Management’s Discussion and Analysis

I) External Reporting Changes

Chilean Banks have changed the presentation format of the financial statements which involve the reclassification of certain balance sheet and income statement accounts as required by the Superintendency of Banks and Financial Institutions (SBIF). These changes have been made as the first steps towards convergence to International Financial Reporting Standards (IFRS).

These reclassifications have not been applied to prior year figures, as a result, figures reported in this report are not directly comparable to past years. Readers should exercise caution in determining trends based on prior reports.

The main reclassifications include:

•	Interest income from investments held-for-trading are classified as Trading and investment income (previously classified as Interest revenue).

•	Income received from contingent loan operations are now classified as Fee income (previously classified as Interest income).

•

Sales force expenses are now classified as Administration expenses (previously classified as Other Expenses, under Gross operational margin). This is a transitional reclassification as the application of IFRS will require us to use the effective interest method to record these expenses, reducing interest income on an accrual basis.

•	Contingent assets are now carried off-balance sheet in memorandum accounts.

•	Credit card charges in process are now classified as loans (previously classified as Other assets).

•	Shareholders’ Equity will now include a provision for minimum dividends reducing the Retained earnings account.

EXHIBIT 99.2

II) Financial Performance Review

Our net income for the first semester of 2008 amounted to Ch$24.8 billion, an increase of 23% (real) when compared to the prior year of Ch$20 billion. Net income for the second quarter in 2008 was Ch$13.1 billion, an increase of Ch$1.4 billion, or 12% as compared to the prior quarter. Our gross operating income reached Ch$64.5 billion, an increase of 20% as compared to the first quarter. This was offset by higher provisions for loan losses and price-level restatement expenses.

Our condensed statement of income for the periods ended March 31 and June 30, 2008, expressed in millions of Chilean pesos is as follows:

	As of or for the three months ended,			As of or for the six months ended,
	Mar-08	Jun-08	Change	Jun-08
Net interest revenue	39,625	49,635	10,010	89,260
Fees and income from services, net	9,856	11,570	1,714	21,426
Trading and investment income, net	(11,614)	29,157	40,771	17,543
Foreign exchange gains (losses), net	13,749	(26,774)	(40,523)	(13,025)
Other revenue	2,317	898	(1,419)	3,215
Gross operating income	53,933	64,486	10,553	118,419
Provision for loan losses	(8,605)	(11,836)	(3,231)	(20,441)
Operating expenses	(28,109)	(28,086)	23	(56,195)
Income attributable to investments in other companies	59	80	21	139
Net gain (loss) from price-level restatement	(3,197)	(8,889)	(5,692)	(12,086)
Net income before taxes	14,081	15,755	1,674	29,836
Income taxes	(2,423)	(2,662)	(239)	(5,085)
Net income	11,658	13,093	1,435	24,751

Net interest revenue

Net interest income for the second quarter of 2008 increased by Ch$10.0 billion or 25% when compared to the prior quarter. This increase was mainly due to higher interest revenues from our growth in volume of our loan portfolio, loans and available-for-sale instruments which are indexed to inflation and our assets and liabilities strategy. As a result, interest revenues during the second quarter increased from Ch$102.1 billion to Ch$122.6 billion, or 20% when compared to the prior quarter.

The increase in interest revenue was offset by higher funding costs which increased from Ch$62.5 billion to Ch$73.0 billion, or 17% when compared to the prior quarter. This was mainly due to higher costs associated with interest-bearing liabilities denominated in Unidades de Fomentos (UF) which is a Chilean inflation indexed currency and an increase in borrowings used to fund our growth in loans. As a result, we have incurred greater interest and adjustment expenses primarily on time deposits, letters of

EXHIBIT 99.2

credit, and bonds. Interest and adjustment expenses related to time deposits which are denominated in pesos and UF, rose by 10% and 92%, respectively. However, 75% of our time deposits are denominated in pesos and as a result, total interest expense related to these deposits have only increased by 19%. Interest and adjustment expenses related to letters of credit and bonds increased from Ch$14.2 billion to Ch$21.9 billion. This was due to higher adjustment expenses as these liabilities are denominated in UF. These increases were offset by favourable rates on foreign borrowings during the second quarter of 2008.

During the second quarter, the rate of inflation was greater than that experienced during the prior quarter. Our current assets and liabilities strategy is positively affected by inflation because we have a greater amount of assets denominated in inflation indexed Chilean UF currency than our UF denominated liabilities. Accordingly, this GAP allows us to profit from inflation.

Net interest revenues for the first semester of 2008 reached Ch$89 billion. This is a substantial increase over the same period last year and is a result of our growth in average interest-earning assets, our interest revenues from inflation indexed assets and our assets and liabilities strategy. The rate of inflation during the first semester of 2008 was greater than that experienced in 2007.

Fees and income from services

Fees and income from services for the second quarter was Ch$11.6 billion. This was an increase of Ch$1.7 billion, or 17% when compared to the prior quarter. The following table is a summary of our net fees and income from services for the periods ended March 31 and June 30, 2008, in millions of Chilean pesos:

	As of or for the three months ended,			As of or for the six months ended,
	Mar-08	Jun-08	Change	Jun-08
Lines of credit	1,528	2,555	1,027	4,083
Brokerage insurance fees	1,479	1,938	459	3,417
Checking accounts	1,039	1,166	127	2,205
Collections	2,258	2,345	87	4,603
Credit Cards, net	186	271	85	457
Mutual funds	1,830	1,905	75	3,735
Brokerage fees, net	319	387	68	706
Letters of credit and guarantees	521	568	47	1,089
Debit and ATM Cards, net	5	39	34	44
Factored receivables	298	61	(237)	359
Other	393	335	(58)	728
Total	9,856	11,570	1,714	21,426

EXHIBIT 99.2

The growth in fee income during the second quarter is mainly a result of an increase in lines of credit, brokerage insurance and checking account fees offset by lower revenues received from fees related to factored receivables and other fee expenses. The rise in fees related to lines of credit and brokerage insurance fees is in part due to an extraordinary increase in flat fees from commercial customers and to seasonal effects related to the annual renewal of insurance agreements related to leasing contracts. The decrease in fees during the second quarter from factored receivables is due to an extraordinary increase in first quarter revenues related to a prepayment of a factored receivable.

Throughout 2008, we have continued our strategy to grow actively in retail banking products which has allowed us to increase our retail client base to 233 thousand, an increase of 5 thousands versus the prior quarter. Furthermore, we have continued our effort to expand cross-selling, product usage as well as raising fees in line with what we believe to be the market standard.

Revenues from fees related to checking accounts increased during the second quarter by 12% when compared to the prior quarter. As of June 30, 2008 we had approximately 67 thousand retail checking accounts, an increase over the last quarter of 7%. This strong growth in retail checking accounts has not reduced the average balance per account which remains flat at Ch$1 million and in line with industry standards. In addition, this demonstrates our strategy to grow profitably by not sacrificing our risk policies in order to obtain more clients.

Net revenues from fees related to credit cards increased during the second quarter by 46% when compared to the prior quarter. During the second quarter, we continued to have an account usage rate superior to that of the industry’s average rate. Our usage rate during the second quarter was 57.2% versus the industry’s average rate of 47.8%. Our excellent promotions such as discounts on gasoline purchases and our no-interest option on purchases for up to 24 months have allowed us to excel in the usage of this product. As of June 30, 2008, we had 256 thousand credit cards, an increase over the last quarter of 5%.

Trading and investment income – Net Foreign exchange gains and losses

Trading and investment income primarily includes the results from our trading portfolio financial assets (interest, marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from sales financial investments available-for-sale.

Net foreign exchange gains and losses include both the results of foreign exchange transactions as well as the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies and loans and deposits in Chilean pesos indexed to foreign currencies.

EXHIBIT 99.2

The following table is a summary of our trading and investment income and net foreign exchange gains and losses for the periods ended March 31 and June 30, 2008, in millions of Chilean pesos:

	As of or for the three months ended,			As of or for the six months ended,
	Mar-08	Jun-08	Change	Jun-08
Trading and investment income:
Trading instruments	1,579	(245)	(1,824)	1,334
Derivatives held-for-trading	(13,405)	28,026	41,431	14,621
Other	212	1,376	1,164	1,588
Total trading and investment income	(11,614)	29,157	40,771	17,543

Net foreign exchange transactions:
Net results of foreign exchange transactions	15,358	(28,909)	(44,267)	(13,551)
Revaluations of assets and liabilities denominated in foreign currencies	(1,609)	2,135	3,744	526
Total foreign exchange transactions	13,749	(26,774)	(40,523)	(13,025)

Trading and investment income during the second quarter amounted to Ch$29.2 billion, offset by a loss of Ch$26.8 billion in foreign exchange transactions. This resulted in a net gain of Ch$2.4 billion versus the net gain of Ch$2.1 billion recorded during the first quarter of 2008. We currently do not use hedge accounting therefore all of our derivatives and financial instruments that may provide effective economic hedges for managing risk positions are treated and reported as trading. We also do not generally maintain significant foreign currency positions. The increase in Other trading and investment income of Ch$1.2 billion is mainly related to the sale of instruments available-for-sale amounting to Ch$645 million and the gain of Ch$ 731 million related to loan portfolio sales. During the second quarter we sold Ch$63 billion in mortgage loans to a third party.

Trading and investment income during the first semester amounted to Ch$17.5 billion, offset by a loss of Ch$13.0 billion in foreign exchange transactions. This resulted in a net gain of Ch$4.5 billion.

Other revenue

We received cash proceeds of Ch$1.6 billion for the mandatory partial redemption of our equity interest in Class C (Series I) Common Stock in Visa Inc. This was recorded as a gain in “Other revenue” during the first quarter of 2008. The mandatory redemption was part of a process by which a portion of the proceeds from Visa’s IPO would be used to buy back shares from its current institutional stockholders.

Provision for loan losses

The following table provides information relating to the composition of our provisions for loan losses for the periods ended March 31 and June 30, 2008, in millions of Chilean pesos:

	As of or for the three months ended,			As of or for the six months ended,
	Mar-08	Jun-08	Change	Jun-08
Net allowances established	(10,302)	(14,251)	(3,949)	(24,553)
Recovery of loans previously charged-off	1,697	2,415	718	4,112
Net charge to income	(8,605)	(11,836)	(3,231)	(20,441)

EXHIBIT 99.2

Our provision for loan losses during the second quarter of 2008 amounted to Ch$11.8 billion, an increase of Ch$3.2 billion when compared to the prior quarter. This is mainly the result of our growth in loans, our penetration in the retail banking segment and the less favourable economic conditions in Chile which have increased our net allowances by 38% when compared to the prior quarter. As a result, we have implemented stricter admission and approval requirements and improved collection strategies. Recovery of loans previously charged-off increased by 42% over the last quarter, which was mainly related to our retail loan portfolio.

Operating expenses

The following table provides comparative information relating to our operating expenses for the periods ended March 31 and June 30, 2008, in millions of Chilean pesos:

	As of or for the three months ended,			As of or for the six months ended,
	Mar-08	Jun-08	Change	Jun-08
Personnel salaries and expenses	14,144	13,781	(363)	27,925
Administrative and other expenses	10,985	12,171	1,186	23,156
Depreciation, amortization and impairment	1,595	998	(597)	2,593
Other operating expenses	1,385	1,136	(249)	2,521
Total operating expenses	28,109	28,086	(23)	56,195

Our operating expenses remained flat during the second quarter at Ch$28 billion when compared to the prior quarter. Administrative and other expenses increased by 11% offset by lower personnel salaries and expenses and depreciation and amortization costs. The increase in Administration and other expenses is mainly the result of an increase in external sales force expenses and other various outsourced services. The reduction in depreciation and amortization costs is principally due to the goodwill amortization expenses related to the acquisition in 1998 of the Consumer Credit Division of Corfinsa and Financiera Condell. The amortization period was defined in accordance with the instructions from the Chilean Superintendency of Banks and was established at 10 years for all goodwill except for certain loan losses that were amortized over a period of 6 years. This goodwill was fully amortized during the first quarter of 2008. As part of our strategy, we continue to maintain our efficiency leadership through our cost control culture and our state of the art technology. Our efficiency ratio (operating expenses / gross operating income) for the second quarter of 2008 was 43.6%.

EXHIBIT 99.2

Price-level restatement

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during the year. The general price-level restatements are calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule”, in which the inflation adjustments at any balance sheet date are based on the consumer price index at the close of the preceding month. During the second quarter, we recorded Ch$8.9 billion of net expenses due to price-level restatement, an increase of Ch$5.7 billion as compared to the prior quarter. This is the result of the higher inflation rate experienced during the second quarter of 2.4% versus the first quarter of 0.8%.

III) Financial Condition

Loan portfolio

Our total loan portfolio (excluding loans and receivables to banks) totalled Ch$4,361 billion as of June 30, 2008, representing an increase of 18.4% (real) when compared to the same period last year. Our loan market share as of June 30, 2008 was 6.79%. The following table provides comparative information related to our loan portfolio for the periods ended in 2007 and 2008, in millions of Chilean pesos:

				Change
	Jun-07	Mar-08	Jun-08	Jun-07 - Jun-08	Mar-08 - Jun-08
Commercial	2,093,073	2,369,798	2,556,271	463,198	186,473
Foreign trade	243,215	252,523	340,304	97,089	87,781
Leasing contracts	259,803	248,622	262,629	2,826	14,007
Factored receivables	63,812	50,183	66,471	2,659	16,288
Consumer	530,314	528,153	523,683	(6,631)	(4,470)
Housing mortgages	460,644	592,973	584,585	123,941	(8,388)
Past due loans	30,506	22,845	26,584	(3,922)	3,739
Total loans	3,681,367	4,065,097	4,360,527	679,160	295,430

As of January 2008, contingent credits are no longer considered loans outstanding. As of June 30, 2007 and 2008, we had Ch$321 billion, and Ch$348 billion in contingent credits (Ch$327 billion as of March 31, 2008) which mainly consist of open and unused letters of credit together with guarantees granted by the Bank in pesos, UF and foreign currencies (principally U.S. dollars). Our market share in this product as of June 30, 2008 was 5.59%.

Commercial loans as of June 30, 2008 grew by 22% versus the same period last year and 8% when compared to the prior quarter. Our total wholesale loan market share (including foreign trade, leasing and factored receivables) was 7.94% as of June 30, 2008.

EXHIBIT 99.2

Retail loans (housing mortgages and consumer loans) as of June 30, 2008 grew by 12% when compared to same period last year and slightly decreased by 1.1% when compared to the prior quarter. The year-on-year increase was driven by our strong growth in retail mortgage loans which increased by 27%, increasing our market share in this product by 36 basis points, or to 3.94%. The decrease in our consumer loan stock is due to our strategy of reducing the risk in this portfolio by targeting more profitable and less risky consumer loan customers and the implementation of stricter admission and approval requirements. As part of this strategy, we have also reduced the average amount loaned to consumer customers. This has resulted in reduction of our market share in consumer loans by 31 basis points, or to 6.30%.

Our retail loan stock as of the second quarter of 2008 decreased slightly when compared to the prior quarter. This was due to the reduction in the growth of our consumer loan portfolio and to the sale of a portion of our mortgage loans to a third party which amounted to Ch$63 billion. Under our growth and funding strategy, we have the ability to sell loan portfolios to third parties, while retaining the related customers (together with their current products) and continuing to have the ability to cross-sell them to new products, therefore increasing our client base and cross-selling ratios.

Allowance for loan losses

The following table provides comparative information relating to the composition of our allowance for loan losses for the periods ended March 31 and June 30, 2008, in millions of Chilean pesos:

	As of or for the three months ended,			As of or for the six months ended,
	Mar-08	Jun-08	Change	Jun-08
Beginning balance	55,067	55,891	824	55,067
Charge-offs	(9,478)	(10,527)	(1,049)	(20,005)
Net allowances established	10,302	14,251	3,949	24,553
Ending balance	55,891	59,615	3,724	59,615

Our allowance for loan losses for the second quarter of 2008 increased by Ch$3.7 billion, or 7% when compared to the prior quarter. This is mainly the result of our growth in loans, our penetration in the retail banking segment and the less favourable economic conditions in Chile which have increased our net allowances by 38% when compared to the prior quarter. As a result, we have implemented stricter admission and approval requirements and improved collection strategies. Our charge-offs for loan losses increased by Ch$1.0 billion or 11%. This increase was primarily the result charge-offs related to our retail loan portfolio.

Our risk index (allowances for loan losses over total loans) remained flat at 1.35% when compared to the prior quarter and positively against the Chilean banking industry’s average rate of 1.60% and 1.63% as of the end of the first and second quarters of 2008, respectively.

EXHIBIT 99.2

Our past-due loans over total loans increased from 0.56% to 0.61% as of March 31, 2008 and June 30, 2008, respectively. This change was due to increases in past due loans in our consumer and commercial loan portfolios, offset by lower past-due loans related to our mortgage loan portfolio. The Chilean banking industry’s average rate was 0.87% and 0.89% as of March 31 and June 30, 2008, respectively. This increase in the industry’s index was mainly driven by higher past-due commercial loans.

Our coverage ratio, measured as allowances for loan losses over past-due loans was 241.1 and 221.0% as of March 31 and June 30, 2008, respectively. This compares favourably to that of the Chilean banking sector which recorded an index of 183.7% and 183.5% as of March 31 and June 30, 2008, respectively.

Financial investments

Our financial investments totalled Ch$180 billion as of June 30, 2008, representing an increase of 6% quarter-on-quarter. The following table provides comparative summary of our investment portfolio for the first and second quarters of 2008, in millions of Chilean pesos:

	Mar-08	Jun-08	Change
Trading portfolio financial assets	93,890	19,422	(74,468)
Financial investments available-for-sale	76,843	160,854	84,011
Financial investments held-to-maturity	—	—	—
Total Financial Investments	170,733	180,276	9,543

EXHIBIT 99.2

Our investment portfolio consists of trading and available-for-sale assets. Trading instruments correspond to financial instruments acquired to generate gains from short-term price fluctuations, brokerage margins, or that are included in a portfolio with a pattern of gaining profit in the short-term. Trading instruments are stated at fair value in accordance with market prices prevailing at the balance sheet’s closing date.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments include only those instruments which the Bank has the capacity and intent to hold until maturity. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

The decrease of Ch$74 billion in our trading portfolio financial assets is mainly due to liquidity administration and our strategy to build a profitable mid-term investment portfolio by increasing our financial investments available-for-sale by Ch$84 billion.

Funding strategy

The International and Treasury Division is responsible for providing liquidity, determining the financing structure, managing the investment portfolio and foreign currency positions. The following table summarizes our funding as of 2007 and 2008, in millions of Chilean pesos:

				Change
	Jun-07	Mar-08	Jun-08	Jun-07 - Jun-08	Mar-08 - Jun-08
Checking accounts	193,639	209,167	224,349	30,710	15,182
Saving accounts and time deposits	2,152,477	2,660,561	2,868,833	716,356	208,272
Banker’s drafts and other demand deposits	135,110	128,862	142,978	7,868	14,116
Repurchase agreements	136,907	117,300	116,820	(20,087)	(480)
Mortgage bonds	389,633	347,393	342,101	(47,532)	(5,292)
Banking Bonds	237,757	309,408	310,810	73,053	1,402
Subordinated Bonds	46,966	45,194	43,599	(3,367)	(1,595)
Domestic borrowings	85,732	31,876	40,835	(44,897)	8,959
Foreign borrowings	220,869	255,561	325,810	104,941	70,249

Our checking account balance increased by Ch$31 billion, or 16% year-on-year and by Ch$15 billion, or 7% quarter-on-quarter. This is part of our strategy to increase our retail client base, maintain more profitable customers and improve our balance sheet structure. Our average balance of retail checking accounts during the second quarter of 2008 was Ch$68 billion, or a 12% increase over the same quarter last year. Noticeable increases have also been experienced in the average balances of our commercial clients which during the second quarter of 2008 reached Ch$136 billion, or a 15% increase over the same quarter last year.

EXHIBIT 99.2

Our funding strategy in 2007 was mainly driven by growth in time deposits and the issuance of banking bonds. In 2007, we placed UF6 million in bonds in the local market, representing approximately Ch$121 billion at June 30, 2008 UF exchange rate. Each of these bonds have a face value of UF2 million and were placed during April, July, and November of 2007 (See section “Other related information” for more detailed information regarding our funding capacity in bonds). The successful bond placement and the increase in the average durations for time deposits were the main factors contributing to reduced financing costs during 2007 and in the first semester of 2008. Our savings accounts and time deposits represent 68.4% of our total interest-bearing liabilities while our banking bonds represent 7.4%.

Chilean banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory allowances, while effective net equity may not be lower than 8% of its risk weighted assets. Effective net equity is defined as basic capital plus certain loan loss allowances (up to a maximum of 1.25% of risk weighted assets and a qualifying proportion of subordinated bonds less any goodwill balance or paid share premiums and investments in non-consolidated companies. Chilean banks are permitted to include subordinated bonds in effective net equity. This is limited to 50% of basic capital and the value which can be included should decrease by 20% per year, beginning six years prior to maturity. As of the end of the second quarter our subordinated bonds represented 10% of our basic capital. Our basic capital over total assets and our basel index as of the end of the first semester of 2008 was 8.1% and 10.11%, respectively.

The reduction in domestic borrowings and repurchase agreements when compared to the second quarter of 2007 was Ch$45 billion and Ch$20 billion, respectively. This is a result of taking on other forms of financing such as banking bonds, foreign borrowings and a significant increase in saving accounts and time deposits.

Shareholders’ Equity

We are the fifth-largest private bank in Chile, based on our Shareholders’ Equity of Ch$441 billion and our loans of Ch$4,361 billion as of June 30, 2008. We have 221,336,558.3 thousand shares outstanding (see section “Other related information” for further details regarding our share repurchase program), a market capitalization of Ch$631 billion (based on a share price of Ch$2.85 pesos per share). During the first quarter of 2008, we paid dividends totalling 100% of 2007 net income.

EXHIBIT 99.2

IV) Other related information

Share Repurchase Program

On April 15, 2008, at an extraordinary shareholders’ meeting, our shareholders approved a program for CorpBanca to purchase shares issued by us, or the Share Repurchase Program, to be purchased in the local Chilean market through one or more tender offers in accordance with article 198-5 of the Securities Market Law. The purpose of the Share Repurchase Program is to invest and trade our own shares depending on share price fluctuations experienced throughout the duration of the Program.

The main terms and conditions of the Share Repurchase Program are set forth as follows:

•

The maximum percentage of shares to be repurchased will be equivalent to 5% of the shares issued and paid and outstanding, or up to 11,345,464,528 shares. Shares may only be repurchased for up to the amount of retained earnings.

•	The minimum repurchase price to be paid for the shares will be Ch$2.90 per share and the maximum repurchase price will be Ch$3.05 per share.

•	The Share Repurchase Program will have a term of three years beginning on April 15, 2008.

•	Shares repurchased must be sold within 24 months of acquisition. Any shares not resold during this time frame will be cancelled, resulting in a reduction of paid-in capital.

•	If shares are resold, shareholders have a preemptive right to acquire the repurchased shares.

•	Repurchased shares, although registered in our name, do not have voting or dividend rights.

EXHIBIT 99.2

On April 22, 2008, our Board of Directors, acting as authorized by our shareholders at the extraordinary shareholders’ meeting held on April 15, 2008, agreed to the following:

•	To set the repurchase price of the shares at Ch$3.03 per share.

•	That the number of shares to be offered in the Share Repurchase Program will be 5,672,732,264 shares, which represent 2.5% of our total issued and outstanding shares.

•

The share acquisition process will be carried out in accordance with the terms and conditions approved by the Shareholders at the extraordinary shareholders’ meeting through one or more tender offers (Ofertas Públicas de Adquisicion de Acciones) in accordance with article 198-5 of the Securities Market Law, and Circular No. 1,514 of the Superintendency of Securities and Insurance and applicable law in the Securities Exchange of the Santiago Stock Exchange, through the System of Firm Block Offers (Sistema de Ofertas a Firme en Bloque).

•	The offer commenced on April 30, 2008, for a period of 30 days.

•	The tender offer expired on May 29, 2008, and 6,849,927,252 shares were tendered.

•	As acceptance orders were received for more shares than the number of shares offered to be purchased, in accordance with the conditions of the offer, a pro rata factor of 0.828144892 was applied.

•	The total number of shares repurchased and held as treasury stock was 5,672,732,264, reducing our total shares outstanding to 221,236,558,313.

Bonds

We have U.F. 17,000,000 in bonds available to be placed in the local market. This is composed of U.F. 2,000,000 in series L bonds, U.F. 5,000,000 in series M bonds, and U.F. 10,000,000 in bonds which have been approved by the SBIF but have not yet been issued. Series L and M bonds have annual coupon rates of 3.4% and have a maturity of 10 years and 5.5 years, respectively.

Subordinated bonds

We issued U.F. 10,000,000 of subordinated bonds. This is composed of U.F. 3,000,000 in series U subordinated bonds and U.F. 7,000,000 in series V bonds with durations of 10 and 25 years, respectively. On July 28, we placed U.F. 3,000,000 in series V bonds due on August 1, 2033. The bonds were sold on the Santiago Stock Exchange in an offshore transaction outside the United States in reliance on Regulation S under the Securities Act.

The series V bonds which were sold on July 28, 2008 were structured by CorpCapital Asesorias Financieras S.A. and were sold at a spread of 98 basis points over the benchmark. The proceeds will be used to finance our normal business activities and improve our balance sheet structure.

EXHIBIT 99.2

CorpBanca’s Conference Call on Second Quarter 2008 Results

You are invited to participate in CorpBanca’s conference call on Wednesday, August 6, 2008 to discuss the Second Quarter 2008 Results and respond to investor questions.

Time:	9:30 am (Santiago, Chile)
9:30 am EDT (US)
2:30 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: Mr. Mario Chamorro - Chief Executive Officer

You should dial in 10 minutes prior to the commencement of the call.

Alternative Back-Up numbers for the conference call: In case of any problem with the above numbers, participants should dial one of the following numbers and quote “CorpBanca”:

U.S.A. participants	1866 223 0615
Outside the US participants	+44 1452 586 513
UK participants	0800 694 1503

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Saturday, August 9th, 2008.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “SECOND QUARTER 2008 RESULTS WEBCAST”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number U.S.A.:	1866 247 4222	Access Code: 2339939#
Instant Replay Number OTHER:	+44 1452 550 000	Access Code: 2339939#
Instant Replay Number U.K.:	0800 953 1533	Access Code: 2339939#

EXHIBIT 99.2

Condensed Consolidated Statements of Income (unaudited)

	For the three months ended,		For the six months ended,
	Mar-08	Jun-08	Jun-08
(Expressed in millions of Chilean pesos)
OPERATING INCOME
Interest revenue	102,170	122,620	224,790
Interest expense	(62,545)	(72,985)	(135,530)
Net interest revenue	39,625	49,635	89,260
Fees and income from services, net	9,856	11,570	21,426
Trading and investment income, net	(11,614)	29,157	17,543
Foreign exchange gains (losses), net	13,749	(26,774)	(13,025)
Other revenue	2,317	898	3,215
Gross operating income	53,933	64,486	118,419

Provisions for loan losses	(8,605)	(11,836)	(20,441)

Net operating income	45,328	52,650	97,978

Personnel salaries and expenses	(14,144)	(13,781)	(27,925)
Administration expenses	(10,985)	(12,171)	(23,156)
Depreciation, amortization and impairment	(1,595)	(998)	(2,593)
Other operating expenses	(1,385)	(1,136)	(2,521)
Total operating expenses	(28,109)	(28,086)	(56,195)

Income attributable to investments in other companies	59	80	139
Net loss from price-level restatement	(3,197)	(8,889)	(12,086)

Income before income taxes	14,081	15,755	29,836

Income taxes	(2,423)	(2,662)	(5,085)
Net income	11,658	13,093	24,751

EXHIBIT 99.2

Condensed Consolidated Balance Sheets (unaudited)

	For the period ended,
	Mar-08	Jun-08
(Expressed in millions of Chilean pesos, except percentage amounts)
Assets
Cash and due from banks	50,426	80,816
Items in course of collection	184,853	74,723
Trading portfolio financial assets	93,890	19,422
Financial investments available-for-sale	76,843	160,854
Financial investments held-to-maturity	—	—
Investments purchased under agreements to resell	148,718	109,673
Derivative financial instruments	111,467	137,736
Loans and receivables to banks	55,732	26,951
Loans and receivables to customers	4,065,097	4,360,527
Allowance for loan losses	(55,069)	(58,763)

Loans and receivables to customers, net	4,010,028	4,301,764
Investments in other companies	2,061	1,870
Intangibles	2,378	2,304
Premises and equipment, net	31,471	31,660
Income tax provision - current	4,734	6,137
Deferred income taxes	12,344	12,106
Other assets	82,575	109,761
Total assets	4,867,520	5,075,777

Liabilities
Deposits and other sight liabilities	338,029	367,327
Items in course of collection	161,789	41,004
Securities sold under agreements to resell	117,300	116,820
Deposits and other term liabilities	2,660,561	2,868,833
Derivative financial instruments	117,121	117,207
Borrowings from financial institutions	258,561	340,049
Debt instruments	701,995	696,510
Other financial obligations	28,876	26,596
Income tax provision—current	186	171
Deferred income taxes	5,895	6,226
Provisions	15,841	20,809
Other liabilities	18,073	33,158
Total liabilities	4,424,227	4,634,710

Shareholders’ equity:
Capital	314,398	297,210
Reserves	6,352	16,553
Valuation gains (losses)	164	(1,621)
Retained earnings:
Retained earnings from prior years	116,550	116,550
Profit for the period	11,658	24,751
Less: Accrual for mandatory dividends	(5,829)	(12,376)
Minority Interest	—	—
Total Shareholders’ Equity	443,293	441,067
Total liabilities and shareholders’ equity	4,867,520	5,075,777

EXHIBIT 99.2

Selected Performance Ratios (unaudited)

	For the three months ended,
	Mar-08	Jun-08
Solvency indicators
Basle index	10.86%	10.11%
Shareholders’ equity / total assets	9.11%	8.69%
Shareholders’ equity / total liabilities	10.02%	9.52%

Credit quality ratios
Charge-off rate(1)(3)	0.77%	0.74%
Past due loans / total loans	0.56%	0.61%
Risk index (allowances / total loans )	1.35%	1.35%
Allowances / past due loans	241.1%	221.0%
Provisions for loan losses / total loans(1)	0.85%	1.09%
Provisions for loan losses / gross operating income	16.0%	18.4%
Provisions for loan losses / net income	73.8%	90.4%

Profitability ratios
Net interest revenue / interest-earning assets(1)(2)	3.65%	4.26%
Gross operating income / total assets(1)	4.43%	5.08%
Gross operating income / interest-earning assets(1)(2)	4.96%	5.54%
Provisions for loan losses / total assets(1)	0.71%	0.93%
ROA (before taxes), over total assets(1)	1.16%	1.24%
ROA (before taxes), over interest-earning assets(1)(2)	1.30%	1.35%
ROE (before taxes)(1)	12.7%	14.3%
ROA, over total assets(1)	0.96%	1.03%
ROA, over interest-earning assets(1)(2)	1.07%	1.12%
ROE(1)	10.52%	11.87%

Efficiency ratios
Operating expenses / total assets(1)	2.31%	2.21%
Operating expenses/ total loans(1)	2.77%	2.58%
Operating expenses / gross operating income	52.1%	43.6%

Earnings
Diluted earnings per share before taxes (Chilean pesos per share)(1) (4)	0.2482	0.2849
Diluted earnings per ADR before taxes (U.S. dollars per ADR)(1) (4)	2.8478	2.7159
Diluted earnings per share (Chilean pesos per share)(1) (4)	0.2055	0.2367
Diluted earnings per ADR (U.S. dollars per ADR)(1) (4)	2.3578	2.2571
Total shares outstanding (thousands)(4)	226,909,290.6	221,236,558.3
Exchange rate for US$1	435.8	524.41

(1)	Annualized figures
(2)	Interest-earning assets include loans and receivables to customers and banks, financial investments available-for-sale, and investments purchased under agreements to resell
(3)	Charge-off rates are defined as the net charge-offs less recoveries divided by the loans outstanding
(4)	During the second quarter, we repurchased shares equivalent to 2.5% of the total outstanding shares. See section “Other related information” for more details regarding the repurchase program.

EXHIBIT 99.2

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Corp Banca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS:

Pablo Mejia Ricci, CGA

Head of Investor Relations, CorpBanca

Santiago, Chile

Tel: (562) 660-2342

investorrelations@corpbanca.cl

Nicolas Bornozis

President, Capital Link

New York, USA

Tel: (212) 661-7566

nbornozis@capitallink.com